Exhibit 10.57

Summary of Compensation Package for Mr. Raymond Land

On June 14, 2012 the board of directors (the “Board”) of BioAmber Inc. (the “Company”) approved the following compensation package for Mr. Raymond Land for his service as an independent director of the Board, Chairman of the Board and a Chairman of a committee of the Board:

a.	an annual fee of $85,000; and

b.	a stock option grant every two years of 10,500 options per year to be made at the anniversary dates of the initial election of the concerned board member.

Previously, on November 3, 2011, the Board approved a grant of options to Mr. Land to purchase 17,500 shares of the Company’s common stock pursuant to the Company’s stock option plan at an exercise price of $28.49 per share, such options vesting over two years; 50% as of November 4, 2012 and 50% as of November 4, 2013.

Mr. Land does not have a written agreement with respect to director compensation.